UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 61)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

PERSHING GOLD CORPORATION

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

715302204

(CUSIP Number)

Copy to:

Barry C. Honig

215 SE Spanish Trail

Boca Raton, FL 33432

561-307-2287

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2018

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715302204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,280,390 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,280,390 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,280,390 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.08% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 2,805,217 shares of Common Stock held by Mr. Honig, individually, (ii) 432,077 shares of Common Stock held by Mr. Honig and his spouse, Renee Honig, as tenants by the entirety, (iii) 5,193,568 shares of Common Stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”) of which Mr. Honig is Trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ 401K, (iv) 121,500 shares of Common Stock held by GRQ Consultants, Inc. (“GRQ Inc.”) of which Mr. Honig is President and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ Inc., (v) 1,763,522 shares of Common Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) of which Mr. Honig is Trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by Roth 401K, (vi) 89,148 shares of Common Stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ DBO”) of which Mr. Honig is President and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ DBO, (vii) 396,039 shares of Common Stock issuable upon exercise of warrants held by GRQ 401K, (viii) 1,495,606 shares of Common Stock issuable upon conversion of Series E Preferred Stock held by GRQ 401K, (ix) 731,892 shares of Common Stock issuable upon conversion of Series E Preferred Stock held by Roth 401K, (x) 205,425 shares of Common Stock issuable upon conversion of Series E Preferred Stock held by GRQ DBO, (xi) 301,950 shares of Common Stock issuable upon conversion of Series E Preferred Stock held by Mr. Honig, and (xii) 744,446 shares of Common Stock issuable upon exercise of stock options held by Mr. Honig which are fully vested and exercisable at any time upon Mr. Honig’s election. All of the shares of Common Stock and Series E Preferred Stock (and options or warrants related thereto) are subject to the Support Agreement entered into with Americas Silver Corporation, as described more fully in Item 4 below.

(2)	Based on 33,629,260 shares of Common Stock outstanding as of August 17, 2018 as reported by the Issuer in its Prospectus, filed by the Issuer with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933 on August 31, 2018, plus the shares of Common Stock underlying the Series E Preferred Stock, warrants and stock options referred to in footnote (1).

Item 1.	Security and Issuer

This Amendment No. 61 to Schedule 13D (this “Amendment No. 61”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Pershing Gold Corporation, a Nevada corporation (“Issuer”), which is located at 1658 Cole Boulevard, Building 6-Suite 210, Lakewood, CO 80401. This Amendment No. 61 amends and supplements, as set forth below, the information contained in Items 1, 2, 4 and 6 of the Schedule 13D filed by the Reporting Person with respect to the Issuer on May 31, 2012, as amended, supplemented and restated from time to time (as so amended, including, without limitation, pursuant to this Amendment No. 61, the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 61, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, complete and correct as of the date of this Amendment No. 61.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) This statement is being filed by Barry Honig (“Mr. Honig” or the “Reporting Person”), with respect to the shares of Common Stock held by Mr. Honig, individually, by Mr. Honig and his spouse, Renee Honig, as tenants by the entirety, and through each of GRQ 401K, GRQ Inc., Roth 401K and GRQ DBO (collectively, the “Honig Entities”).

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b) The Reporting Person’s business address is 215 SE Spanish Trail, Boca Raton, FL 33432.

(c) N/A

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Barry Honig is a citizen of the United States.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

In connection with the Reporting Person’s evaluation of his investment in the Issuer, the Reporting Person has engaged in (and will continue to engage in) discussions and correspondence with representatives of Americas Silver Corporation, a corporation governed by the laws of Canada (“Americas Silver”), members of the Issuer’s board of directors and management, and other third parties in connection with the activities and proceedings which ultimately resulted in the execution of the Merger Agreement (as defined below).

Merger Agreement

On September 28, 2018, the Issuer, Americas Silver and R Merger Sub, Inc., a wholly-owned subsidiary of Americas Silver (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) to complete a business combination (the “Merger”) pursuant to which, upon the satisfaction or waiver of all applicable conditions precedent, the Issuer will merge with and into the Merger Sub, with the Company being the surviving corporation and becoming a wholly-owned subsidiary of Americas Silver. Under the terms of the Merger Agreement, holders of the Common Stock will receive 0.715 common shares of Americas Silver for each share of Common Stock by way of a share exchange (the “Exchange Ratio”). Holders of the Issuer’s Series E Convertible Preferred Stock (“Series E Preferred Stock”) may elect to exchange those shares for new non-voting preferred shares of Americas Silver or common shares of Americas Silver based on the Exchange Ratio.

The Merger Agreement provides that, upon consummation of the Merger, Americas Silver will cause one nominee of the Issuer to be appointed to the board of directors of Americas Silver.

In addition to the approval of the stockholders of each of the Issuer and Americas Silver, the completion of the Merger will be subject to the satisfaction of other customary closing conditions, including, among others: (i) the declaration by the Securities and Exchange Commission (“SEC”) of the effectiveness of the Registration Statement on Form F-4 to be filed by Americas Silver with the SEC in connection with the Merger, (ii) the Americas Silver common shares to be issued or issuable in connection with the Merger will have been approved (or conditionally approved, as applicable) for listing on the NYSE American LLC and the Toronto Stock Exchange, and (iii) the receipt of certain regulatory approvals necessary for the completion of the Merger. Each of the Issuer and Americas Silver will be subject to customary covenants with respect to its operations between signing and closing. The Merger Agreement also includes customary representations and warranties with regard to the respective business and assets of the Issuer and Americas Silver.

Voting Support Agreement

Substantially simultaneously with entering into the Merger Agreement, Mr. Honig and each of the Honig Entities entered into a Voting Support Agreement with Americas Silver (such agreement, the “Support Agreement”). Pursuant to the Support Agreement, Mr. Honig, individually and on behalf of each of the Honig Entities, agreed that he and the Honig Entities would not sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in the Common Stock (and other equity interests of the Issuer) owned by them without Americas Silver’s prior written consent. The Support Agreement also provides that Mr. Honig and the Honig Entities, will, at any meeting of the holders of shares of the Issuer’s capital stock, and in any action by written consent of the Issuer’s shareholders, vote such person’s shares of Common Stock (or other equity interests of the Issuer) in favor of the Merger, the execution and delivery by the Issuer of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof. Pursuant to the Support Agreement, Mr. Honig, individual and on behalf of each of the Honig Entities, agreed not to (i) solicit proxies or become a participant in a solicitation in opposition to or competition with Americas Silver in connection with the Merger; (ii) assist any person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Americas Silver in connection with the Merger; (iii) act jointly or in concert with others with respect to voting securities of the Issuer for the purpose of opposing or competing with Americas Silver in connection with the Merger; (iv) solicit, initiate, knowingly encourage or otherwise knowingly facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Issuer or any of its subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, a proposed transaction between or among the Issuer (or any of its subsidiaries) and any other person, other than the Merger; (v) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any proposed transaction with any other person (other than the Merger); and (vi) cooperate in any way with, assist or participate in, encourage or otherwise facilitate or encourage any effort or attempt by any other person to do or seek to do any of the foregoing. . Pursuant to the Support Agreement, Mr. Honig, individually and on behalf of each of the Honig Entities, also agreed not to exercise any dissent rights in respect of the Merger or take any other action of any kind that would reasonably be regarded as likely to adversely affect, reduce the success of, materially delay or interfere with the completion of the Merger or the transactions contemplated by the Merger Agreement. In addition, pursuant to the Support Agreement, Mr. Honig, individually and on behalf of each of the Honig Entities, agreed to vote in favor of the approval, consent, ratification and adoption of any resolution to approve the amendment of the Certificate of Designation governing the terms of the Series E Preferred Stock to (a) remove or otherwise repeal subparagraph (ii) of Section 6 of such Certificate of Designation relating to the right of holders of Series E Preferred Stock to a specified cash payment upon a “Change of Control” (as defined in such Certificate of Designation) in connection with the Merger and (b) to permit the exchange of all of the Series E Preferred Stock for non-voting preferred stock of Americas Silver in accordance with the terms of the Merger Agreement. Furthermore, pursuant to the Support Agreement, Mr. Honig, individually and on behalf of each of the Honig Entities, agreed to support certain alternative transactions that Americas Silver may pursue in the event the Merger is not consummated on the terms contemplated by the Merger Agreement.

In furtherance of the voting covenants under the Support Agreements, Mr. Honig, individually and on behalf of each of the Honig Entities, has agreed to deliver to Americas Silver a proxy or voting instruction form at least 10 calendar days prior to the meeting of the shareholders of the Company that is convened to consider, and if deemed advisable, approve, the Merger and the related resolutions.

In addition to other termination rights described therein, the Support Agreement and all rights and obligations of the parties thereunder, including the requirement to deliver the proxy, shall terminate, and no party shall have any rights or obligations thereunder, in the event that the Merger has not occurred by April 1, 2019.

Consummation of the Merger

The purpose of the Merger is for Americas Silver to acquire all of the equity interests in the Issuer. At the Effective Time of the Merger, (i) the articles of incorporation of the Surviving Corporation will be amended and restated in its entirety as set forth in the Merger Agreement, (ii) the bylaws of the Surviving Corporation will be amended and restated to conform to Merger Sub’s bylaws as in effect immediately prior to the Effective Time, (iii) the sole directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time and (iv) the officers of the Surviving Corporation will be the officers of the Company immediately prior to the Effective Time. Following consummation of the Merger, the Common Stock will no longer be publicly owned and will no longer be traded on The NASDAQ Stock Market. The Reporting Person believes that Americas Silver will take steps to cause the termination of the registration of the Common Stock under the Securities Exchange Act of 1934 (the “Exchange Act”) as promptly as practicable following consummation of the Merger and may in the future take steps to cause the suspension of all of the Issuer’s reporting obligations under the Exchange Act.

Convertible Secured Debenture

The Reporting Person understands that, concurrent with the execution of the Merger Agreement, the Issuer and Americas Silver entered into a Convertible Secured Debenture (“Debenture”), effective October 1, 2018, that will entitle the Issuer to borrow up to $4,000,000 from Americas Silver. If the Merger Agreement is terminated, in most circumstances, the outstanding principal amount, plus any accrued and unpaid interest, will be due and payable in cash within 90 days following the date of termination (or 10 days if the Merger Agreement is terminated by the Issuer in order to accept a Superior Proposal (as defined in the Merger Agreement) or following a change of the board of directors’ recommendation to stockholders). However, if the Merger Agreement is terminated because (i) Americas Silver fails to obtain the approval of its shareholders, (ii) a law or government order prevents consummation of the Merger, or (iii) Americas Silver breaches the Merger Agreement, the Issuer will have the option to repay the borrowed amount in cash or in shares of Common Stock. If repayment will be accomplished by conversion into Common Stock, the number of shares issuable will be determined by dividing the amount outstanding under the Debenture by a conversion price equal to the volume-weighted average price of the Common Stock for the five trading days immediately preceding the date of the election, but never less than $1.18. The issuance of Common Stock in exchange for amounts outstanding under the Debenture is subject to receipt of prior approval by The NASDAQ Stock Market and the Toronto Stock Exchange.

Certificate of Amendment to Certificate of Designation of Series E Convertible Preferred Stock of Issuer

On September 28, 2018, the Issuer amended the Certificate of Designation for its Series E Preferred Stock (the “Amended Series E Certificate of Designation”), effective immediately. The amendments (a) exempt the Merger from automatic conversion and cash payment provisions that would otherwise be applicable upon the consummation of the Merger, and (b) exempt the execution of the Debenture (but not any subsequent conversion of the Debenture into shares of Common Stock) from provisions that would otherwise trigger an adjustment in the conversion price of the Series E Preferred Stock.

Except as set forth in the Schedule 13D (including this Amendment No. 61) and in connection with the Merger described above, the Reporting Person has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Note Regarding this Schedule 13D

This Schedule 13D is neither an offer to purchase nor a solicitation of an offer to sell any shares of Common Stock or any other securities. On October 4, 2018, a Form 8-K and related documents were filed with the SEC by the Issuer regarding the Merger. The proposed transaction between Americas Silver and the Issuer will be submitted to the respective stockholders of Americas Silver and the Issuer for their consideration. Americas Silver will file with the SEC a registration statement on Form F-4 that will include a proxy statement of the Issuer that also constitutes a prospectus of Americas Silver. The Reporting Person has been informed that Americas Silver will file an information circular with the applicable Canadian securities administrators and will furnish the information circular to the SEC. The Reporting Person has been informed that the Issuer will deliver the proxy statement/prospectus to its stockholders as required by applicable law and Americas Silver will deliver the information circular to its stockholders as required by applicable law. The Reporting Person has been informed that Americas Silver and the Issuer also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AMERICAS SILVER AND THE ISSUER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR, AS APPLICABLE, AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH OR FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAS SILVER, THE ISSUER, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and information circular, as applicable, and other documents containing important information about Americas Silver and the Issuer, once such documents are filed with or furnished to the SEC, through the website maintained by the SEC at www.sec.gov.

The foregoing summaries of (i) the Merger Agreement and the transactions contemplated thereby, (ii) the Support Agreement and the transactions contemplated thereby, (iii) the Debenture and the transactions contemplated thereby, and (iv) the Amended Series E Certificate of Designation, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement, the Support Agreement, the Debenture, and the Amended Series E Certificate of Designation furnished herewith as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, which are incorporated herein by reference. The Merger Agreement has been attached to provide the readers of this Schedule 13D with information regarding its terms. Factual disclosures about the Issuer or any of its affiliates contained in this Schedule 13D or in its public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about the Issuer or any of its affiliates contained in the Merger Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Except for the matters described in Item 4 above, which is incorporated herein by this reference, there are no other contracts, arrangements, understandings or relationships to which any of the Reporting Persons is a party with respect to securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement among Barry Honig, GRQ 401K, GRQ Inc., Roth 401K, and GRQ DBO
99.2	Agreement and Plan of Merger, dated September 28, 2018 (incorporated by reference to Exhibit 2.1 to Form 8-K of the Issuer dated September 28, 2018 and filed October 4, 2018)
99.3	Voting Support Agreement, dated as of September 28, 2018
99.4	Convertible Secured Debenture dated October 1, 2018 (incorporated by reference to Exhibit 4.1 to Form 8-K of the Issuer dated September 28, 2018 and filed October 4, 2018)
99.5	Amendment to Certificate of Designation of Series E Convertible Preferred Stock, dated September 28, 2018 (incorporated by reference to Exhibit 3.1 to Form 8-K of the Issuer dated September 28, 2018 and filed October 4, 2018)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2018	By:	/s/ Barry Honig
Barry Honig

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